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333-221842

July 20, 2018

Gold Looks Good As Recession Fears Grow – State Street Global Advisors

By Neils Christensen

July 19, 2018

While gold prices can still push lower in the near-term as surging momentum in the U.S. dollar dominates the market, one precious metals analyst says that investors should keep an eye on long-term fundamentals, particularly as the threat of a recession rises.

In an interview with Kitco News, George Milling-Stanley, head of gold investments at State Street Global Advisors, said that he doesn’t understand the recent price action in gold as the market is ignoring significant economic issues.

His comments come as gold prices have hit a new 12-month low with many analysts now watching critical support at $1,200 an ounce. August gold futures last traded at $1,222.30 an ounce, down nearly 0.46% on the day.

The precious metal has lost 10% since its downtrend started in April. The world’s biggest gold-backed exchange traded product SPDR Gold Shares (NYSE: GLD) has seen outflows of 77.19 metric tons from its gold holdings since its April highs.

Looming uncertainty throughout the marketplace, rising inflation and current economic conditions don’t justify gold’s lackluster performance, said Milling-Stanley. In particular, the growing threat of a recession is something worth watching closely, he said.

“We are still mired in a low and negative interest rate enviroment but what I am particularly worried about is that the yield curve is flattening and could eventually invert,” he said.

Milling-Stanley noted that a yield curve inversion, where short-term yields rise above long-term yields, has correctly predicted a recession seven times.

Currently, the spread between 2-year bond yields and 10-year bond yields is at 24 basis-points, the narrowest range in 11 years, according to data from the St. Louis Federal Reserve.

“I would expect investment demand for gold to rebound if we slide into a recession and I think there is a significant chance of doing that,” he said.

However, Milling-Stanley acknowledged that recession fears are the farthest thing from investors’ minds as they are comfortable chasing rising equity markets.

“I can’t understand why people’s perception of risk seems to have ratcheted down quite significantly in the last few months,” he said. “Circumstances have not improved to the extent to where I would personally want to be taking on more risks. If anything, the circumstances have deteriorated with the continued rise in equities.”

There Are Pockets Of Strength In The Gold Market

Although the gold market has significantly deflated in the last three months, Milling-Stanley said that he sees signs of pent-up demand, especially among cost-conscious investors.

SPDR Shares Gold MiniShares (NYSE: GLDM) exchange-traded product, launched just last month with the lowest management fees in the marketplace at 18 basis points, has already seen its inflows increase by $44 million.

“To me, there are signs of hope in the way GLDM has been warmly embraced by investors and I think it is only a matter of time before we start to see flows back into GLD,” he said.

SPDR Shares Long Dollar Gold Trust (NYSE: GLDW), is another gold-backed product that could start to attract investor interest in the current environment, said Milling-Stanley.

He explained that the ETF was created to remove the influence of a strong U.S. dollar.

“Effectively investors are playing for their gold allocation in foreign currencies rather than in U.S. dollar,” he said. “Now, we have the ideal environment for GLDW and I expect that this will attract some attention once investors face the reality that equities are not going to go up forever.”

As for what will bring investors back to the marketplace in a significant way, Milling-Stanley said that prices have to move higher. He added that investors need to be confident that the current downtrend is over.

Although gold has struggled in recent months, Milling-Stanley said that the market’s long-term potential remains intact.

“If you take the long view, then gold is still an investment that will help your risk-adjusted returns,” he said.

SPDR® Long Dollar Gold Trust and SPDR® Gold MiniSharesSM Trust (each, a “Fund” and together, the “Funds”) have each filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. SPDR® Long Dollar

Gold Trust has also filed its prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you a prospectus if you request it by calling 866.320.4053.